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                           ORCHID BIOSCIENCES, INC.
                             303 College Road East
                         Princeton, New Jersey 08540


                                                  October 16, 2000

VIA EDGAR
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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

  Re:  Orchid BioSciences, Inc. -
       Registration Statement on Form S-1 (Registration No.  333-46448)
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Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Orchid BioSciences, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-46448), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $.001 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions you may have to John J. Cheney, Esquire, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number
(617) 542-2241.

     Thank you for your assistance with this matter.

                                         ORCHID BIOSCIENCES, INC.


                                         By: /s/ Donald R. Marvin
                                         -------------------------
                                         Donald R. Marvin
                                         Senior Vice President, Chief
                                          Operating Officer and Chief
                                          Financial Officer

cc:  John J. Cheney, Esquire
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     Peter Jakes, Esquire
        Willkie Farr & Gallagher